Exhibit 8.1

Crowe LLP Independent Member Crowe Global Network 9600 Brownsboro Road, Suite 400 Louisville, Kentucky 40241-3902 Tel 502.326.3996 Fax 502.420.4400 www.crowe.com

December 20, 2018

Board of Directors
First Prestonsburg Bancshares, Inc.
P.O. Box 231
Prestonsburg, KY 41653

Re:
Tax opinion regarding certain U.S. federal income tax consequences of the Agreement and Plan of Merger dated as of October 29, 2018, whereby Peoples Bancorp Inc. will acquire First Prestonsburg Bancshares Inc. and The First Commonwealth Bank of Prestonsburg Inc.

To the Members of the Audit Committee:

Scope of Opinion

You have requested our opinion (“Opinion”) regarding certain material U.S. federal income tax consequences of certain transactions to be effected pursuant to the terms of the Agreement and Plan of Merger (“Agreement”) dated as of October 29, 2018 (as amended), by and among Peoples Bancorp Inc. and First Prestonsburg Bancshares Inc. Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement. Our Opinion is subject to the terms and conditions of our Engagement Letter dated November 29, 2018. Unless otherwise specified, all references to the “Code” are to the Internal Revenue Code of 1986, as amended.

In rendering this Opinion, we have received certain standard representations from Peoples, People’s Bank, FPB, and The First Commonwealth Bank of Prestonsburg Inc. related to the transactions (“Representations”), and we have examined originals or copies, certified or otherwise, and identified to our satisfaction the Agreement and such other documents as we have deemed necessary or appropriate to enable us to render the Opinion below. In our examination, we have assumed the conformity to the originals of all documents submitted to us as copies. We have also relied upon the assumptions that (i) all signatures are genuine and all documents submitted to us, both originals and copies, are authentic, (ii) each document examined by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and effect, and has not been or will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority, and capacity to enter into, execute, and perform all obligations under those documents and to observe and perform the terms and conditions thereof, and (iv) the factual matters, statements, and recitations contained in the documents are accurate, true, and complete.

In rendering our Opinion, we have relied upon the Representations as well as facts, information, assumptions, and representations as contained in the Agreement, including all exhibits attached thereto, and other such documents we have deemed necessary and appropriate. We have assumed that these facts and the Representations are complete and accurate and have not independently audited or otherwise verified any of these facts or Representations. You have represented to us that we have been provided all of the facts necessary to render our Opinion. We will rely upon the Representations and the statements of fact contained in the examined documents, particularly the Agreement.

Audit Committee
First Prestonsburg Bancshares, Inc.
December 20, 2018

Facts, Assumptions, and Representations

I.    The Relevant Entities
Peoples Bancorp Inc.

A.
Peoples Bancorp Inc. (“Peoples”) is a registered financial holding company incorporated under the laws of the State of Ohio. Peoples has 24,000,000 shares of authorized common stock, without par value, of which 19,550,014 shares were issued and outstanding, and 50,000 shares of authorized preferred stock, without par value, of which zero are issued and outstanding, as of September 30, 2018.

Peoples’ common shares are listed on the NASDAQ Global Select Market® under the symbol “PEBO.”

B.	Peoples owns all of the outstanding shares of Peoples Bank, a C corporation which is Ohio chartered commercial bank and a member of the Federal Reserve System.

C.	Peoples is a C corporation for U.S. federal income tax purposes.

First Prestonsburg Bancshares Inc.

A.
First Prestonsburg Bancshares Inc. (“FPB”) is a registered bank holding company incorporated under the laws of the Commonwealth of Kentucky. FPB has 100,000 shares of authorized common stock, without par value, of which 80,362 shares are issued and outstanding.

FPB’s common stock is not listed on any national securities exchange or quoted on any interdealer quotation system

B.
FPB owns all of the outstanding shares of The First Commonwealth Bank of Prestonsburg Inc. (“First Commonwealth Bank”), a Kentucky banking corporation incorporated under the laws of the Commonwealth of Kentucky.

C.	FPB is an S corporation, and First Commonwealth Bank is a qualified Subchapter S subsidiary (QSub) for U.S. federal income tax purposes.

II.    The Proposed Transactions

Pursuant to the terms of the Agreement, Peoples will acquire FPB and First Commonwealth Bank in a multi-step transaction, whereby: (i) FPB will merge with and into Peoples, with Peoples surviving (the “Holding Company Merger”), and (ii) First Commonwealth Bank will merge with and into Peoples Bank immediately following the Holding Company Merger (the “Bank Merger”) (collectively, the “Merger”).

In connection with each of the Merger, the outstanding common shares of FPB shall be converted into the right to receive a number of Peoples common shares equal to the Exchange Ratio, as described in the Agreement. Under the terms of the Agreement, shareholders of FPB will be entitled to receive 12.512 Peoples common shares for each share of FPB common stock. The per share consideration is subject to adjustment for certain share-related events occurring between the execution of the Agreement and the closing of the Merger, as more thoroughly described in Section 3.01(b) of the Agreement.

Peoples will not issue any fractional common shares in connection with the Merger. Instead, each holder of FPB common stock who would otherwise be entitled to receive a fraction of a Peoples common share will receive cash, in an amount (rounded to the nearest whole cent) equal to the product of: (a) the fractional Peoples common share interest to which such holder would otherwise be entitled, and (b) the volume weighted average closing price

Audit Committee
First Prestonsburg Bancshares, Inc.
December 20, 2018

per share of Peoples for the twenty consecutive trading day period specified in the Merger Agreement. As a result, those shareholders of FPB not exercising their dissenter rights shall become shareholders of Peoples, and Peoples shall conduct the business and operations of FPB and First Commonwealth Bank following the Merger.

In addition, the Merger Agreement provides that, immediately prior to the effective time of the Merger, FPB will pay its shareholders a one-time special cash distribution of $140.30 per share, or approximately $11.275 million in the aggregate (the “Special Cash Distribution”). FPB intends to make the Special Cash Distribution out of its own funds, and the Special Cash Distribution is not, directly or indirectly, funded by Peoples or Peoples Bank.

Opinion

Our Opinion is based upon the foregoing facts and assumption that the transaction will be consummated in accordance with the terms of the Agreement. In rendering our Opinion, we have considered applicable provisions of the Code, U.S. Treasury Regulations promulgated thereunder, revenue rulings, and existing administrative and judicial interpretations thereof. The Opinion expressed herein is based solely upon our interpretation of the Code, Treasury Regulations, as interpreted by court decisions and by rulings and procedures issued by the Internal Revenue Service as of the date of this letter.

Based upon and subject to the foregoing, we are of the opinion that, under the current U.S. federal income tax laws and regulations, in effect as of the date of this letter:

(1)	The Special Cash Distribution will not affect the qualification of the Holding Company Merger or the Bank Merger as a reorganization within the meaning of Section 368(a) of the Code.

(2)	The Holding Company Merger and the Bank Merger will each qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(3)	Peoples, Peoples Bank, FPB, and First Commonwealth Bank will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(4)	No gain or loss will be recognized by FPB, or First Commonwealth Bank as a result of the Holding Company Merger or the Bank Merger, pursuant to Code Sections 361(b), 1032(a) and 368(a)(2)(C).

(5)
A U.S. shareholder of FPB who exchanges FPB common stock solely for Peoples common stock (except for cash received in lieu of fractional shares, as discussed below) will recognize no gain or loss, pursuant to Code Section 354.

(6)
The tax basis of the Peoples common shares received by U.S. shareholders of FPB common stock in connection with the Merger will be equal (except for the basis attributable to any fractional Peoples common shares, as discussed below) to the basis of FPB common stock surrendered in exchange for Peoples common shares, pursuant to Code Section 358(a).

(7)
The holding period of the Peoples common shares received by shareholders of FPB will include the holding period of the FPB stock surrendered in exchange for Peoples common shares, provided that such shares were held as capital assets of the FPB shareholder at the effective time of the Merger, pursuant to Code section 1223(1).

(8)
A U.S. shareholder FPB common stock who receives cash in lieu of fractional Peoples shares will generally be treated as having received such fractional share and then having received such cash in redemption of such fractional share, with the redemption generally qualifying as an “exchange” under section 302 of the Code. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the

Audit Committee
First Prestonsburg Bancshares, Inc.
December 20, 2018

portion of the U.S. holder’s adjusted tax basis in the FPB common stock surrendered which is allocable to the fractional share.

(9)
Any such capital gain recognized by the FPB shareholder will be long-term capital gain if, at the time of the exchange, the shareholder has held (or is treated as having held) the FPB common stock for more than twelve months. Any long-term gain will be taxed at the applicable long-term capital gains tax rate. The deductibility of capital losses may be limited for both corporate and non-corporate shareholders.

Limitations on Opinion

You have asked for our Opinion on the U.S. federal income tax consequences of the Merger. We have not considered any non-income tax, or state, local, or foreign income tax consequences and, therefore, do not express an Opinion regarding the treatment that would be given the transaction by the applicable authorities on any state, local, or foreign tax issues. We also express no Opinion on non-tax issues such as corporate law or securities law matters. We express no Opinion other than that as stated above, and neither this Opinion nor any prior statements are intended to imply or to be an Opinion on any other matters.

Our Opinion is limited to the Federal income tax issues specifically addressed in the Opinion related to the merger transactions described above. Additional issues may exist that could affect the Federal tax treatment of the transactions or matter that is subject to the Opinion, and the Opinion does not consider or provide a conclusion with respect to any additional issues. Our Opinion cannot be used by Peoples, Peoples Bank, FPB, or First Commonwealth Bank for the purpose of avoiding penalties that may be imposed with respect to issues or conclusions not specifically addressed in the Opinion.

Our Opinion is limited to evaluation of the Merger and does not address the U.S. federal income tax consequences to FPB shareholders associated with the contemplated pre-merger Special Cash Distribution.

The Opinion expressed herein is based upon the facts and assumptions you have provided to us. We have assumed that these facts are complete and accurate and have not independently audited or verified any of these facts or assumptions. A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions, or representations we have relied upon may require a modification of all or a part of this Opinion. Our Opinion is as of December 20, 2018, and we have no responsibility to update this Opinion for events, transactions, circumstances, or changes in any of the facts, assumptions or representations occurring after this date.

The discussion and conclusions set forth herein are based solely upon current provisions of the Code, Treasury Regulations, and existing administrative and judicial interpretations thereof, as of December 20, 2018, all of which are subject to change. If there is a change, including a change having retroactive effect, in the Code, Treasury Regulations, existing administrative interpretations or in the prevailing judicial interpretation of the foregoing, the Opinions expressed herein would necessarily have to be reevaluated in light of any such changes. We have no responsibility to update this Opinion for any such changes occurring after the date of this letter.

The Opinions expressed herein are based solely upon our interpretation of the Code and Treasury Regulations as interpreted by court decisions and by rulings and procedures issued by the Internal Revenue Service as of the date of this letter.

The Opinions expressed herein are not binding on the Internal Revenue Service and therefore can be no assurance that the Internal Revenue Service will not take a position contrary to any of the Opinions expressed herein.

The Opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is

Audit Committee
First Prestonsburg Bancshares, Inc.
December 20, 2018

important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The Opinions expressed herein reflect what we regard to be the material federal income tax effects to the transactions as described herein; nevertheless, they are Opinions only and should not be taken as assurance of the ultimate tax treatment.

We hereby consent to the filing of this Opinion as an exhibit to the Form S-4 Registration Statement filed with the SEC and as an exhibit to applications filed with respect to the Merger, as applicable. We also consent to the references to our firm in the prospectus contained in the Form S-4 Registration Statement and applications filed with respect to the Merger.

Respectfully submitted,

Crowe LLP